QPC LASERS, INC.
15632 Roxford Street
Sylmar, CA. 91342
(818) 986-0000

February 16, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Withdrawal of Registration Statement on Form SB-2
SEC File No.: 333-137413
Filing Date: September 18, 2007

To Division of Corporation Finance:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting QPC Lasers, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on September 18, 2007 and all subsequently filed amendments to such registration statement (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the Registrant. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions, please do not hesitate to contact our securities counsel, Mr. Ryan Hong, Esq. at Richardson & Patel LLP, (310) 208-1182.

Very truly yours, QPC LASERS, INC. a Nevada corporation /s/ George Lintz By: George Lintz Its: Chief Financial Officer

cc:	Ryan Hong, Esq.
Tom Jones, SEC